Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to The Principal Select Savings Plan for Individual Field and The Principal Select Savings Plan for Employees of our reports (a) dated February 12, 2021, with respect to the consolidated financial statements and schedules of Principal Financial Group, Inc., and the effectiveness of internal control over financial reporting of Principal Financial Group, Inc., included in its Annual Report (Form 10-K), and (b) dated June 23, 2021, with respect to the financial statements and schedules of The Principal Select Savings Plan for Individual Field and The Principal Select Savings Plan for Employees included in the Plans’ Annual Reports (Form 11-Ks), all for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Des Moines, Iowa

November 10, 2021